


Paul Drobot · 2nd

 **Eastern Michigan University**

Chief Revenue Officer at UpCounsel

San Mateo, California, United States ·

Contact info

500+ connections

 **11 mutual connections:** Joel Scott (he/him), Richard Harris™, and 9 others

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Experience

 **Chief Revenue Officer**
UpCounsel LLC · Full-time
May 2020 – Present · 1 yr 3 mos
San Francisco, California, United States

UpCounsel is the leading marketplace for legal services. We make hiring world-class attorneys easy, transparent, and quick - all for 1/3rd the price of a traditional law firm. It's truly Legal you can Love <3

Vice-President of Sales and Revenue
Atrium
Sep 2019 – May 2020 · 9 mos
San Francisco Bay Area

Cross-functional leader responsible for leading GTM efforts as well as driving revenue across the organization including SDR, AE, AM, non-legal services, partnerships. Joined in September, 2019 and was able to quickly make rec ...see more



Vice-President of Sales/GM
Logikcull.com
Dec 2016 – Jun 2019 · 2 yrs 7 mos
San Francisco

Reporting to the COO, led GTM/Sales teams to double revenues in two consecutive years driving successful $25M Series B for Legal-tech startup serving Legal, ENT, Gov and Edu markets. Upgraded under-performing team an ...see more



Vice-President of Sales
DoubleDutch
Oct 2014 – Nov 2016 · 2 yrs 2 mos
San Framcisco

Tripled sales and revenues across Association, EDU and Corp (MM/ENT) markets through leadership and scaling of AE and SDR teams for innovative Mar-tech company. Opened and staffed PHX location with new SDR, AE and leaders ...see more



Senior Sales Leader, Sales and Leadership Training Innovator
Intuit
Apr 2012 – Oct 2014 · 2 yrs 7 mos
San Francisco

Proven Sales and Revenue Leadership Executive with extensive experience in building and leading high performing teams, strategizing and executing short and long term sales plans, training and developing individual contributc ...see more

Show 3 more experiences ⌄

Education



Eastern Michigan University
Bachelor of Science, Philosophy
Activities and Societies: Varsity Baseball Player, Honor's College attendee

Volunteer experience

Board Member
Grey's Gift Memorial Foundation

Jan 2013 – Present • 8 yrs 7 mos
Health

The mission of Grey's Gift Memorial Foundation is to educate others of the importance of newborn screening so that no other child dies, or is disabled, from an inherited, treatable disease.



